Exhibit 99.1

LightInTheBox Reports First Quarter 2016 Financial Results

Conference Call to be Held at 8:00AM ET on June 13, 2016

Beijing, China, June 13, 2016 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced its unaudited financial results for the first quarter of 2016.

First Quarter 2016 Highlights

•             GAAP net revenues were $67.3 million. Non-GAAP1 net revenues were $69.8 million.

•             GAAP net loss was $2.1 million, compared with GAAP net loss of $21.6 million during the same quarter last year and GAAP net loss of $3.5 million last quarter.

•             Non-GAAP net income was $0.9 million, compared with non-GAAP net loss of $8.7 million in the same quarter of 2015.

•             GAAP gross margin was 36.8%, compared with 34.0% during the same period last year and 35.3% last quarter.

Mr. Alan Guo, Chairman and CEO of LightInTheBox, commented, “Our bottom line further improved during the quarter and is a direct result of our effective and consistent execution of our strategy to increase customer satisfaction, improve operational efficiency and foster innovation. The share repurchase program recently approved by the Board also reflects our confidence in the Company’s strategy, operating fundamentals, and business prospects.”

Mr. Robin Lu, CFO of LightInTheBox commented, “We are pleased to see our bottom line continue to improve and expect it to continue during the second quarter of 2016 which demonstrates the progress we have made in increasing operational efficiency. We also strengthened our balance sheet to provide the Company adequate financial resources to capture long-term growth opportunities.”

First Quarter 2016 Financial Results

GAAP net revenues decreased 23.2% year-over-year to $67.3 million from $87.6 million in the same quarter of 2015. Excluding the $2.5 million unfavorable impact of year-over-year changes in foreign exchange rates, non-GAAP net revenues were $69.8 million during the first quarter of 2016. Total orders decreased 39.6% year-over-year to 1.7 million during the first quarter of 2016, while the total number of customers who made a purchase decreased 29.1% year-over-year to 1.4 million.

Revenues in the apparel category decreased 24.9% year-over-year to $23.8 million for the first quarter of 2016. As a percentage of total net revenues, apparel revenues were 35.4%, compared with 36.2% in the same quarter of 2015. Revenues from other general merchandise decreased by 22.2% year-over-year to $43.5 million during the first quarter of 2016.

Revenues from Europe decreased by 26.9% to $39.7 million, representing 59.0% of total net revenues during the first quarter of 2016. Revenues from North America decreased by 4.6% to $21.3 million, representing 31.6% of total net revenues during the quarter, while revenues from other countries decreased by 42.7% to $6.3 million, representing 9.4% of total net revenues this quarter.

1 Non-GAAP measures are adjusted by excluding foreign exchange impact on net revenues, share-based compensation and one-time expense.  Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled “Use of Non-GAAP Financial Measures” and “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

Gross profit for the first quarter of 2016 was $24.8 million, down from $29.8 million in the same period of 2015. Gross margin was 36.8% in the first quarter of 2016, compared with 34.0% in the same quarter of 2015. Excluding the unfavorable changes in foreign exchange rates, non-GAAP gross margin during the first quarter of 2016 was 39.1%.

Total operating expenses in the first quarter of 2016 were $27.0 million, compared with $51.2 million in the same quarter of 2015.

•             Fulfillment expenses in the first quarter of 2016 were $4.5 million, compared with $6.9 million in the same quarter of 2015. Fulfillment expenses per order were $2.65, an increase from $2.43 in the same quarter of 2015 and $2.30 from the fourth quarter of 2015.

•             Selling and marketing expenses in the first quarter of 2016 were $14.2 million, compared with $31.5 million in the same quarter of 2015. Selling and marketing expenses per order decreased to $8.32 from $11.15 in the same quarter 2015 and $9.01 from the fourth quarter of 2015.

•             General and administrative (G&A) expenses in the first quarter of 2016 were $8.3 million, compared with $12.8 million in the same quarter of 2015. As a percentage of total net revenues, G&A expenses were 12.3%, compared with 14.6% in the same quarter of 2015 and 9.9% last quarter. G&A expenses in the first quarter of 2016 included $3.5 million in technology investments, compared with $5.1 million in the same quarter of 2015.

Loss from operations was $2.2 million in the first quarter of 2016, compared with a loss from operations of $21.4 million in the same quarter of 2015.

Net loss was $2.1 million in the first quarter of 2016, compared with a net loss of $21.6 million in the same quarter of 2015.

Net loss per ADS was $0.04 in the first quarter of 2016, compared with net loss per ADS of $0.45 in the same quarter of 2015. Each ADS represents two ordinary shares.

Non-GAAP net income was $0.9 million in the first quarter of 2016, compared with non-GAAP net loss of $8.7 million in the same quarter of 2015.

Non-GAAP net income per ADS was $0.02 in the first quarter of 2016, compared with non-GAAP net loss per ADS of $0.18 in the same quarter of 2015.

For the quarter ended March 31, 2016, the Company’s weighted average number of ADSs used in computing the loss per ADS was 47,702,689.

As of March 31, 2016, the Company had cash and cash equivalents and restricted cash of $104.3 million, compared with $32.5 million as of December 31, 2015.

Recent Development

On June 8, 2016, the Company announced that its Board of Directors has authorized a share repurchase program to repurchase up to $10 million worth of its outstanding American Depositary Shares representing its ordinary shares from June 15, 2016 through June 14, 2017.

The Company announced on June 8, 2016 that Mr. Xiongping Yu has joined LightInTheBox as a director of the Company, effective June 7, 2016, succeeding Mr. Wenkui Chen, who tendered his resignation as a director of the Company, effective as of the same date.

Business Outlook

For the second quarter of 2016, based on current information, the Company expects net revenues to be between $62.0 million and $65.0 million. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call

The Company will hold a conference call at 8:00 a.m. Eastern Time on Monday, June 13, 2016 to discuss its financial results and operating performance for the first quarter of 2016. To participate in the call, please dial the following numbers:

US Toll Free: 1-866-519-4004

Hong Kong Toll Free: 800-906-601

China: 400-620-8038

International: +65-6713-5090

Passcode: 23895576

A telephone replay will be available two hours after the conclusion of the conference call through June 20, 2016. The dial-in details are:

US: +1-646-254-3697

Hong Kong: +852-3051-2780

International: +61-2-8199-0299

Passcode: 23895576

A live and archived webcast of the conference call will be available on the Investor Relations section of LightInTheBox’s website at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites and mobile applications, which are available in 27 major languages and cover more than 80% of global Internet users.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 3429

Email: ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

Use of Non-GAAP Financial Measures

LightInTheBox uses non-GAAP net revenues, non-GAAP gross profit, non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) per basic and diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP net revenues are net revenues excluding foreign exchange impact on net revenues. Non-GAAP gross profit is gross profit excluding foreign exchange impact on net revenues. Non-GAAP income (loss) from operations is income (loss) from operations excluding foreign exchange impact on net revenues, share-based compensation and one-time expense. Non-GAAP net income (loss) is net income (loss) excluding the foreign exchange impact on net revenues, share-based compensation and one-time expense. Non-GAAP net income (loss) per basic and diluted ADS is non-GAAP net income (loss) divided by weighted average number of basic and diluted ADS, respectively. The Company continuously monitors the impact of currency exchange rates on net revenues given that it is a global company and has exposure to a variety of currencies. Starting in the fourth quarter of 2014, there was a significant impact on net revenues from changes in foreign currency exchange rates against the U.S. dollar. Due to the nature of its business, the Company believes that excluding the impact of such fluctuations more appropriately reflects the Company’s results of operations, and provides investors with a better understanding of the Company’s business performance. The Company believes that separate analysis and exclusion of foreign exchange impact on net revenues and the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of foreign exchange impact on net revenues, non-cash share-based compensation expenses and one-time expense, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net loss for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollar in thousands)

	As of December 31,	As of March 31,
	2015	2016
ASSETS
Current Assets
Cash and cash equivalents	30,901	102,966
Restricted cash	1,606	1,374
Accounts receivable	920	1,785
Inventories, net	11,261	8,014
Prepaid expenses and other current assets	5,053	4,538
Total current assets	49,741	118,677
Property and equipment, net	2,209	1,728
Acquired intangible assets, net	232	228
Goodwill	690	690
Long-term rental deposit	658	659
Long-term investment	1,963	1,984
TOTAL ASSETS	55,493	123,966

LIABILTIES
Current Liabilities
Accounts payable	29,351	20,067
Advance from customers	8,282	11,068
Accrued expenses and other current liabilities	19,983	21,005
Total current liabilities	57,616	52,140
TOTAL LIABILITIES	57,616	52,140

(DEFICIT) EQUITY
Ordinary shares	7	10
Treasury shares, at cost	(19,996)	(19,996)
Additional paid-in capital	159,190	235,265
Accumulated deficit	(141,015)	(143,156)
Accumulated other comprehensive loss	(309)	(297)
TOTAL (DEFICIT) EQUITY	(2,123)	71,826
TOTAL LIABILITIES AND EQUITY	55,493	123,966

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollar in thousands, except share data and per share data)

	Three-month Period Ended
	March 31,	March 31,
	2015	2016
Net revenues	87,612	67,298
Cost of goods sold	(57,853)	(42,527)
Gross profit	29,759	24,771
Operating expenses
Fulfillment	(6,885)	(4,533)
Selling and marketing	(31,551)	(14,205)
General and administrative	(12,753)	(8,256)
Total operating expenses	(51,189)	(26,994)
Loss from operations	(21,430)	(2,223)
Exchange (loss) gain on offshore bank accounts	(502)	68
Interest income	328	16
Loss before income taxes	(21,604)	(2,139)
Income taxes expenses	—	(14)
Gain from equity method investment	—	12
Net loss	(21,604)	(2,141)

Weighted average numbers of shares used in calculating loss per ordinary share
—Basic	96,219,155	95,405,379
—Diluted	96,219,155	95,405,379

Net loss per ordinary share
—Basic	(0.22)	(0.02)
—Diluted	(0.22)	(0.02)

Net loss per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.45)	(0.04)
—Diluted	(0.45)	(0.04)

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollar in thousands, except share data and per share data)

	Three-month Period Ended
	March 31,	March 31,
	2015	2016
Net revenues	87,612	67,298
Foreign exchange impact on net revenues*	11,684	2,524
Non-GAAP net revenues	99,296	69,822

Gross profit	29,759	24,771
Foreign exchange impact on net revenues*	11,684	2,524
Non-GAAP gross profit	41,443	27,295

Loss from operations	(21,430)	(2,223)
Foreign exchange impact on net revenues*	11,684	2,524
Share-based compensation expenses	276	534
One-time severance cost	935	—
Non-GAAP (loss) income from operations	(8,535)	835

Net loss	(21,604)	(2,141)
Foreign exchange impact on net revenues*	11,684	2,524
Share-based compensation expenses	276	534
One-time severance cost	935	—
Non-GAAP net (loss) income	(8,709)	917

Non-GAAP weighted average numbers of shares used in calculating net (loss) income per ordinary share
—Basic	96,219,155	95,405,379
—Diluted	96,219,155	95,554,419

Non-GAAP net (loss) income per ordinary share
—Basic	(0.09)	0.01
—Diluted	(0.09)	0.01

Non-GAAP net (loss) income per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.18)	0.02
—Diluted	(0.18)	0.02

* The foreign exchange impact on net revenue includes all net revenues received in currencies other than USD in the calculation and the exchange rate in the calculation of the foreign exchange impact on the net revenue is using the comparable period exchange rate. For example, the foreign exchange impact on the net revenue of March 2016 will be calculated by the average of the daily exchange rates in March 2015 times the respective original foreign currency net revenues in March 2016.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(U.S. dollar in thousands)

	Three-month Period Ended
	March 31,	March 31,
	2015	2016
Net loss	(21,604)	(2,141)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	524	501
Share-based compensation	276	534
Inventory write-down	367	1,487
Exchange loss (gain) on offshore bank accounts	502	(68)
Gain from equity method investment	—	(12)
Changes in operating assets and liabilities
Accounts receivable	(139)	(864)
Inventories	(1,866)	1,761
Prepaid expenses and other current assets	(1,155)	517
Accounts payable	5,893	(9,284)
Advance from customers	3,739	2,785
Accrued expense and other current liabilities	3,605	35
Net cash used in operating activities	(9,858)	(4,749)
Cash flows from investing activities
Purchase of property and equipment	(351)	(13)
Maturity of term deposit	23,143	—
Addition of term deposit	(28,693)	—
Withdrawal in restricted cash	326	232
Payment for long term investment	(2,097)	—
Net cash (used in) provided by investing activities	(7,672)	219
Cash flows from financing activities
Issuance of ordinary shares upon private placement	—	76,499
Proceeds from exercise of share options	10	6
Repurchase of ordinary shares	(2,921)	—
Net cash (used in) provided by financing activities	(2,911)	76,505
Effect of exchange rate changes on cash and cash equivalents	(407)	90
Cash and cash equivalents at beginning of period	75,358	30,901
Cash and cash equivalents at end of period	54,510	102,966